May 6, 2011

RE: Get cash now from your WHITESTONE REIT investment.

Dear Investor,

Good news!  Now you can sell your WHITESTONE REIT investment and regain control of your money.  Right now, MPF will pay you $10 per Share. Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for WHITESTONE REIT to decide if or when you get your money back. But this offer expires on June 6, 2011, so you must act soon.

Why take advantage of this opportunity today?

•
Don’t wait at least a year to trade all your Shares. Whitestone’s Class A common shares cannot be traded on the market, although they may be able to be exchanged for the publicly traded Class B common shares, 25% per quarter, on a one-for-one basis over the next year, but the Company has only said it intends to offer this exchange offer.  Why wait for an uncertain conversion?  Our offer is only $2 per Share less than the current offering by the Company of freely traded Class B shares.

•	Regain control over your investments. It’s your money, but you can’t access it. Now you can move your money into a more liquid investment or simply cash out and pay your bills.

•
Sell without broker fees or commissions. Most secondary market sales incur fees and commissions of up to 7% of the sale price and are subject to a $150 - $200 minimum fee per trade. With us, these fees and commissions are eliminated.

•
Eliminate the long and uncertain waiting period. Private and non-traded securities like WHITESTONE REIT can be very difficult to sell. It can take weeks or months to find an interested buyer and WHITESTONE REIT may continue to operate indefinitely! But now you can sell your Shares and get your money out.

If you act today, you can get your cash now. We will mail your check within three business days after WHITESTONE REIT confirms the transfer.

MPF has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the enclosed Offer to Purchase and Assignment Form. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please call us at (925) 631-9100, fax us at (925) 631-9119, or email us at offers@mpfi.com.

Sincerely,
Pat Patterson
President, MacKenzie Patterson Fuller, LP

P.S. Remember, this offer expires June 6, 2011 (unless extended). So don’t delay. Fill out and mail in the WHITESTONE REIT Assignment Form today so we can transfer the Shares and rush you a check.